Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

STAGE STORES NAMES MIKE SEARLES PRESIDENT AND CHIEF OPERATING OFFICER OF ITS SOUTH HILL DIVISION

HOUSTON, TX, September 12, 2011 - Stage Stores, Inc. (NYSE: SSI) today announced that Mike Searles has joined the Company as President and Chief Operating Officer of its South Hill Division, which is headquartered in South Hill, Virginia. Searles, who will report to Rich Maloney, Executive Vice President and Chief Merchandising Officer, will be responsible for all operations of the South Hill Division, including merchandising, planning and allocation, and store operations**.**

"We are extremely pleased that Mike is bringing his retail leadership skills to our South Hill Division," stated Andy Hall, President and Chief Executive Officer. "He is another significant talent addition to the Stage family."

Searles, 62, brings significant retail and leadership experience to Stage Stores. Searles has served as Chairman and CEO of Wilsons Leather Stores, Inc. and Factory 2-U Stores, Inc., in addition to holding senior executive level positions at several other national retail chains.

"I am confident that Mike's extensive retail skills and experience will be instrumental in the continued development, growth, and success of our South Hill Division," stated Maloney.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 801 stores located in 39 states. The South Hill Division operates 320 of the Company's stores in 24 states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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